Exhibit 99.1

Ballard Announces Ticker Change to 'BLDP' in the New Year on Toronto Stock Exchange

VANCOUVER, Dec. 14, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that the company's stock ticker symbol on the Toronto Stock Exchange ("TSX") will be changing to "BLDP", effective Tuesday, January 3rd 2017, the first day of trading in 2017 on the TSX.

Tony Guglielmin, Ballard CFO commented, "This change to the four-letter ticker 'BLDP', rather than our current three-letter 'BLD' ticker, is now permitted on the Toronto Stock Exchange. As a result, we will have the same ticker symbol on both the TSX in Toronto as well as on Nasdaq in New York City. As a dual-listed public company, this consistency simplifies external communications for the company as well as for investors and other stakeholders."

This change is being implemented in accordance with TSX Staff Notice 2016-0006:
http://tmx.complinet.com/en/display/display_main.html?rbid=2072&element_id=1063

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 14-DEC-16